09046122

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

ORGANIZACION Ferreyros

Lima, April 30th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

RECEIVED
2009 MAY -6 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Please find attached our Financial Statements as of March 31st, 2009, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

5/18

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Victor Astete Palma
Gerente División de Contraloría

Bernardo Chauca Quispe
Gerente de Contabilidad

Lima, 30 de abril de 2008

Ferreyros

Reporta
Informe de gerencia



Primer trimestre Año 2009

Para mayor información contactar a:

Patricia Castelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La actividad principal de Ferreyros es la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller. Cuenta con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial de personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecua la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Atlas Copco, Massey Ferguson, Kenworth, Iveco y Yutong las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL TRIMESTRE

En el primer trimestre del año, las ventas ascendieron a S/. 487 millones, menores a las del 1T 2008 que fueron de S/. 514 millones. No obstante esta disminución en las ventas, comparadas con el 1T 2008, la Compañía alcanzó muy buenos resultados en sus operaciones. La utilidad operativa del 1T 2009, que ascendió a S/. 64.8 millones, aumentó en S/. 34 millones respecto al mismo período del año anterior, lo cual representa un crecimiento de 112%, gracias a una mejora muy significativa en el margen bruto, que en el 1T 2009 fue de 26.1%, en comparación con 16.8% obtenido en el 1T 2008. Esta mejora en el margen bruto se debe, en parte, a que en el 1T 2009 las ventas de repuestos, servicios y de alquiler de equipos tienen mayor participación en la venta total de la Compañía (el porcentaje de utilidad bruta obtenido en estas ventas es bastante mayor que el de las ventas de productos principales) Adicionalmente, la mayor utilidad bruta es resultado de la recuperación parcial de la pérdida en cambio acumulada en el 2008, ya que las ventas se realizaron a tipos de cambio mayores a los utilizados para registrar el costo de adquisición de los inventarios vendidos en 1T 2009.

Cabe mencionar que las ventas del 1T 2009 mostraron un incremento de 18.2% respecto a las ventas del 4T 2008, las cuales ascendieron a S/. 412 millones..

La utilidad neta del 1T 2009 ascendió a S/. 30.2 millones en comparación con S/.41. 3 millones del mismo período del año anterior, lo cual equivale a una disminución del 26.9%. La menor utilidad del 1T 2009, luego de haber explicado los mejores resultados a nivel de utilidad operativa, se debe, principalmente, a lo siguiente:

- La diferencia de S/. 34.3 millones mostrada en la partida diferencia de cambio, ya que en el 1T 2009 reflejó una perdida de S/. 4.6 millones frente a una utilidad en cambio de S/. 29.7 millones del 1T 2008. Cabe señalar que la pérdida en cambio registrada en el 1T 2009 sería recuperada en el futuro, a través de una mayor utilidad bruta en soles, cuando se vendan los inventarios que están registrados a un tipo de cambio promedio de S/. 3.094, menor que el tipo de cambio de S/. 3.161, vigente al 31-03-09. Tal como hemos explicado en anteriores reportes, el impacto de la diferencia de cambio del balance no es totalmente económico sino en gran parte contable y temporal, debido a que las diferentes partidas del balance no son ajustadas de la misma

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

manera por efecto de las variaciones en el tipo de cambio. Si bien la compañía dispone de inventarios y flota de alquiler que se transan en dólares en el mercado, debe reflejar dichos activos en su equivalente en soles al tipo de cambio de la fecha de adquisición, de acuerdo a lo que establecen las NIC, mientras que los pasivos que los financian, también contraídos en dólares, son ajustados mes a mes de acuerdo a las variaciones del tipo de cambio.

- Mayor gasto financiero neto por S/. 12.3 millones, debido a un aumento en el nivel de financiación de activos, principalmente, inventario, equipo de alquiler y cuentas por cobrar a clientes. El importante crecimiento de estos activos se explica por lo siguiente:

  Durante el año 2008, la creciente demanda de bienes de capital en nuestro mercado y las dificultades de las fábricas para poder atenderla trajo consigo un inevitable incremento de los pedidos a estas últimas. De esta manera, la empresa buscó brindar una atención oportuna a sus clientes cuando los plazos de entrega de las fábricas se alargaban en términos inaceptables para ellos. Así, Ferreyros terminó el año 2008 con un inventario de US$ 263 millones, de los cuales US$ 51millones correspondían a repuestos y US$ 212 millones a máquinas, equipos y vehículos, rubro en el que, además, se tenían pedidos en tránsito por US$ 84 millones. En los últimos meses la Compañía ha logrado adecuar el ritmo de colocación de órdenes de compra a los nuevos plazos de entrega de los fabricantes, los cuales han disminuido respecto a lo experimentado en el 2008

  A continuación se muestra un cuadro en el que se puede apreciar que las importaciones de Ferreyros en el primer trimestre del 2009 son 9% menores que las del mismo período del año anterior.

En miles de US $

	2008	2009	Var
Maquinaria, equipos y vehículos	92,188	82,025	-11%
Repuestos y componentes	36,147	34,994	-3%
TOTAL	128,335	117,019	-9%

A pesar de la disminución señalada, en el 1T 2009 Ferreyros se mantuvo en el primer lugar del ranking de empresas importadoras de bienes de capital.

Además de la disminución de compras para el inventario, se decidió iniciar una política de reducción de adquisiciones de activos fijos y limitar las inversiones, postergando su realización en orden a los resultados que muestre la empresa durante el año, privilegiando aquellas que fueran estratégicas para el negocio y para seguir brindando un buen servicio a los clientes. Entre las inversiones que se efectuaron durante el primer trimestre se encuentra la construcción de un nuevo local de exhibición y venta de camiones en Ate, la mejora de talleres en el local de Av. Industrial y la culminación de la ampliación del local de la sucursal de Trujillo, que se inició en el 2008. Tal como se puede apreciar en el siguiente gráfico, la empresa tiene proyectado invertir en activo fijo -infraestructura, flota de alquiler y componentes- más de US$ 20 millones de dólares, de los cuales se han ejecutado US$ 1.7 millones en el primer trimestre, con el fin de no presionar el flujo de caja y el ratio de endeudamiento.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


20,000
15,000
10,000
5,000
0
2007
2008
ppto 2009
real 2009
Equipos
Infraestructura
Flota de alquiler(*)
Componentes

Estas medidas sin embargo, aún no se han visto reflejadas en una reducción del ratio de endeudamiento, pues su impacto tardará unos meses. Por ello el ratio de endeudamiento llegó a marzo del 2009 a 2.54, debido, principalmente, a que parte de la venta facturada en el mes de marzo pasó a formar parte de la cartera de cuentas por cobrar de la Compañía, lo cual obedece a que las facturas tienen una fecha de vencimiento de 30 días, que es un crédito comercial acostumbrado en este tipo de negocios. En consecuencia, la cartera de cuentas por cobrar se vio incrementada de US$ 146 millones a US$ 160 millones por efecto de la facturación del primer trimestre, pero por un plazo corto. Se espera cobrar durante el mes de abril parte importante de la facturación del mes de marzo, tanto por desembolsos de empresas financiadoras, leasings y bancos a través de factorings como de capital de los propios clientes. Estos fondos serán utilizados para pagar préstamos a corto plazo. Con esta reducción de pasivos se proyecta mejorar de manera importante los ratios corriente y de endeudamiento de la Compañia.

Por lo tanto, en los próximos meses debe lograrse una reducción de los pasivos y, consecuentemente, de los gastos financieros gracias a la disminución de los inventarios y de las cuentas por cobrar a clientes.

GESTION COMERCIAL

Como ya hemos mencionado, las ventas del 1T 2009 ascendieron a S/. 487 millones, en comparación con S/. 514 millones del mismo período del año anterior, lo cual significa una disminución de 5.2 %. (ver explicación de esta disminución en la página 5, sección "Ventas Netas").

Entre las principales líneas de venta que destacaron en este período tenemos las de repuestos y servicios, cuyas ventas en el 1T 2009 ascendieron a S/. 202.4 frente a S/. 160.8 del mismo del año anterior, lo cual representa un incremento de 25.9%.

Otras líneas de venta que también destacaron en el período fueron alquiler de equipos y equipos agrícola, con un crecimiento de sus ventas de 109.5% y 109.5%, respectivamente, en relación con las de similar período del año anterior.

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea Caterpillar representaron en el año 2008 el 83% del total de las ventas de Ferreyros, y han alcanzado el 85% de las mismas durante el 1T 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos Caterpillar han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
10%
Caterpillar
85%
Agrícola
5%

Respecto a la distribución de las ventas por sectores económicos, se debe destacar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 60% y 13%, respectivamente, en el total de ventas del 1T 2009.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUI...
Contador General ...

Ferreyros

Al cierre del 1T 2009 las ventas consolidadas de Ferreyros y subsidiarias ascienden, aproximadamente, a US$ 183.0 millones.

Ferreyros: Participación sectorial en las ventas - 1T 2009
(En porcentajes)



Transporte 4%
Pesca 2%
Industria 1%
Comercio 3%
Agricultura 4%
Construccion 13%
Hidrocarburo 2%
Gobierno 5%
Serv Equipos 4%
Minería 60%
Otros 3%

HECHOS DESTACADOS

En febrero del 2009, Ferreyros realizó una exitosa colocación de bonos corporativos por US$ 12 millones, continuando con la línea de destacados resultados obtenidos en el 2008 y reafirmando su activa participación en el mercado de capitales. Los bonos fueron colocados a un plazo de tres años bullet, con vencimiento a febrero del 2012, a una tasa de interés nominal de 7.31% anual, en el marco del Primer Programa de Instrumentos Representativos de Deuda Ferreyros.

Ferreyros recibió un reconocimiento de su representada Caterpillar por su liderazgo en el negocio de minería subterránea en el 2008, entre todos sus distribuidores a nivel global. El Perú fue en dicho año el principal destino de los equipos de minería subterránea fabricados por Caterpillar en todo el mundo. Cabe destacar que es la primera oportunidad en la que un distribuidor latinoamericano obtiene la referida distinción de Caterpillar.

Tras 11 meses de trabajo, en marzo culminó la implementación en Ferreyros del sistema de gestión de recursos empresariales de la empresa SAP, como parte de la mejora continua de los procesos del negocio. El 1 de abril se realizó la puesta en producción del sistema, que tiene entre sus beneficios la integración de la información financiera de la Compañía y la estandarización tanto de las operaciones como de los procesos de compras no comerciales, así como la automatización del proceso de órdenes de compra.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al primer trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 1T 2008 ascendieron a S/. 487.4 millones, en comparación con S/. 514.1 millones del mismo período del año anterior, lo que equivale a una disminución de 5.2%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos (productos principales), tanto nuevos como usados, tuvieron una disminución de 21.9% con respecto a las del 1T 2008 (S/. 270.3 millones en el 1T 2009; S/. 346.3 millones en el 1T 2008), debido a lo siguiente: :

- Disminución de 25.7% en la venta de equipos Caterpillar (S/. 204.2 millones en el 1T 2009; S/. 274.8 millones en el 1T 2008), como consecuencia de la crisis financiera internacional, la cual ha

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

afectado a todos los sectores económicos del país, especialmente a los de minería y construcción principales mercados de las máquinas Caterpillar que distribuye Ferreyros.

La Compañía espera mejorar sus ventas al sector construcción los próximos meses, gracias el programa de estímulo económico que el Gobierno a puesto en marcha, y cuyos efectos positivos en la economía del país deberían apreciarse a partir del segundo semestre del año en curso.

- Incremento en la venta de equipos agrícolas de 109.5% (S/. 21.0 millones en el 1T 2009; S/. 10.0 millones en el 1T 2008), explicado por una venta importante al sector gobierno y a mayores ventas a clientes dedicados al cultivo de productos para la exportación.

- Disminución de 17.4% en las ventas de la línea automotriz (S/. 39.5 millones en el 1T 2009; S/. 47.8 millones en el 1T 2008), debido a la contracción del mercado automotriz, como consecuencia de la disminución de la demanda de este sector, y del endurecimiento del crédito bancario, como consecuencia de la crisis financiera internacional.

- Disminución de 58.7% en las ventas de unidades usadas (S/. 5.6 millones en el 1T 2009; S/. 13.6 millones en el 1T 2008), debido, a un cambio en las necesidades de algunos clientes, los cuales han preferido adquirir equipos nuevos o alquilados en lugar de comprar equipos usados.

Las ventas de repuestos y servicios mostraron en el 1T 2009 un incremento de 25.9% en comparación con las del mismo período del año anterior (S/. 202.4 millones en el 1T 2009; S/.160.8 millones en el 1T 2008). La mayor parte de este crecimiento está explicado por un incremento en las ventas a empresas de la gran minería, cuya demanda de repuestos y servicios viene aumentado año a año, sostenidamente.

Ventas - Repuestos y Servicios
(en S/. millones)


593.4
599.1
718.2
160.8
202.4
2006
2007
2008
Ene-Mar 2008
Ene-Mar 2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 1T 2009 fueron superiores en 109.5% a las del mismo período del año anterior (S/. 14.6 millones el 1T 2009; S/. 7.0 millones en el 1T 2008) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, la mayoría de los cuales ha postergado la adquisición de equipos nuevos hasta que mejore la situación económica del país, lo cual podría ocurrir a partir del segundo semestre del presente año.

UTILIDAD EN VENTAS

La utilidad en ventas del 1T 2009 ascendió a S/. 127.1 millones, en comparación con S/. 86.2 millones del mismo período del año anterior, es decir, un incremento de 47.5%, frente al 5.2% de disminución en las ventas. En términos porcentuales, el margen bruto del 1T 2009 es mayor al del mismo período del año anterior (26.1% en el 1T 2009; 16.8% en el 1T 2008). El incremento en el margen bruto porcentual se debe a: i) una recuperación en el tipo de cambio, lo cual generó una mejora importante en los precios de venta en soles, y ii) una mayor participación de las ventas de repuestos y servicios y de alquiler de equipos en la venta total de la Compañía (el porcentaje de utilidad bruta obtenido en estas ventas es

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

bastante mayor que el de las ventas de productos principales).

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron a S/. 64.5 millones en el 1T 2008, en comparación con S/. 56.4 millones del mismo período del año anterior, esto es, un incremento de 14.4%, lo cual se explica, principalmente, por lo siguiente:

- Contratación de personal técnico para atender la demanda de servicios de mantenimiento y reparación del importante parque de máquinas y equipos vendidos por la Compañía en años anteriores.
- Aumento de los gastos de almacenaje debido a al crecimiento del inventario de productos principales.
- Aumento en los gastos de garantía de equipos vendidos, como consecuencia del importante crecimiento de las ventas de productos principales efectuadas en años anteriores.

En el 1T 2009 los gastos de venta y administración representaron el 13.2% de las ventas netas frente a 11.0% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el primer trimestre del 2009 se registró en este rubro un ingreso neto de S/. 2.3 millones en comparación con un ingreso neto de S/. 0.8 millones del mismo período del año anterior. En el primer trimestre del 2009, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.1 millones por comisión de colocación de créditos; iii) un ingreso por S/. 2.3 millones por ventas de activos fijos operacionales; iv) egreso por provisión de fluctuación de valores por S/. 0.6 millones y v) otros ingresos netos por S/. 0.3 millones. En el primer trimestre de 2008, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.1 millones por comisión de colocación de créditos; iii) un ingreso de S/. 0.3 millones por ventas de activos fijos operacionales; e iv) ingresos diversos por S/. 0.3 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del primer trimestre de 2009 ascendieron a S/. 5.9 millones en comparación con S/. 7.4 millones del mismo período del año anterior, lo que representa una disminución de 20.3%, que se explica, principalmente, por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos: a partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 22.0 millones en el primer trimestre de 2009 en comparación con S/.11.2 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 556.9 millones en el pasivo promedio sujeto a pago de interés (S/. 1,152.8 millones en el 1T 2009; S/. 595.9 millones en el 1T 2008). Dicho incremento se debe, básicamente, al aumento de las obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler (ver comentarios al respecto en la página 1, sección "Resultado del Trimestre).

Adicionalmente, parte del incremento de los gastos financieros se debe a un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés no ha afectado

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 3.7 millones en el 1T 2009, en comparación con S/. 5.6 millones registrados en el mismo período del año anterior, debido en parte al efecto que la devaluación del sol tuvo en los resultados de algunas subsidiarias de la misma manera que en Ferreyros y, adicionalmente, a que una subsidiaria ubicada en región de la selva efectuó en el 1T del 2008 una facturación extraordinaria a un cliente dedicado a la explotación petrolera, que generó una utilidad neta de S/. 1.3 millones. Esta operación no se repitió en el 1T del 2009.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 1T 2009 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 4.6 millones en comparación con una utilidad en cambio de S/. 29.8 millones en el 1T 2008. La pérdida del 1T 2009 se explica por una devaluación del sol frente al dólar americano de 0.6% al pasar el tipo de cambio de S/. 3.142 a S/. 3.161 en los tres primeros meses del periodo. La utilidad en cambio del 1T 2008 se debe a una apreciación del sol en relación al dólar americano de 8.4%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda. (ver comentarios al respecto en la página 1, sección "Resultado del Trimestre")

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del primer trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del primer trimestre de 2009 ascendió a S/. 30.2 millones en comparación con una utilidad neta S/. 41.3 millones del mismo período del año anterior. La menor utilidad del 1T del 2009, por S/. 11.1 millones, se debe, principalmente, a un aumento en la pérdida en cambio, gastos de venta y administración y gastos financieros, así como por la disminución de los ingresos financieros y de la utilidad de subsidiarias y asociada, lo cual ha sido compensado, parcialmente, por un incremento en la utilidad en ventas.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 31 de marzo de 2009 ascendió a S/. 88.4 millones frente a S/. 52.4 millones del mismo período del año anterior, lo cual representa un incremento de 68.6%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de marzo de 2009, el total de activos ascendió a S/. 1,936.1 millones en comparación con S/. 1,474.7 millones al 31 de marzo de 2008, lo que representa un incremento neto de S/. 461.4 millones (31.3%). Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 31.3 millones, el cual se explica por el crecimiento de ventas, principalmente de repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio. Adicionalmente, las ventas al contado de productos principales que en su mayoría son financiadas por entidades financieras, siempre requieren un financiamiento temporal de Ferreyros mientras se procesa el trámite del crédito de la entidad, y su desembolso, el cual se ha

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1097

extendido en algunos casos generando un aumento temporal en los saldos por cobrar de la empresa.

b) Aumento neto de Existencias por S/. 358.7 millones debido a compras efectuadas en el año 2008 para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Así, la empresa adelantó compras para poder contar con los inventarios que serían requeridos a lo largo del año, para satisfacer a sus clientes con entregas inmediatas.

c) Aumento neto del Activo Fijo por S/. 17.9 millones, que se explica, mayormente, por lo siguiente:

   i) Un aumento de S/. 66.8 millones por compras de equipos para la flota de alquiler
   ii) Un aumento de S/. 17.3 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros).
   iii) Una reducción de S/. 54.2 millones por aumento en la depreciación acumulada.
   iv) Una disminución de S/. 12.2 millones por ventas de activo fijo.
   v) Otros incrementos de S/ 0.2 millones.

d) Incremento de Inversiones en Valores por S/. 40.0 millones, debido a lo siguiente:

   i) Un aumento de S/. 11.4 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial.
   ii) Un aumento de S/. 27.7 millones por aportes de capital a las subsidiarias Depósitos Efe y Cresko.
   iii) Otros incrementos por S/. 0.9 millones.

PASIVOS

Al 31 de marzo de 2009, el total de pasivos ascendió a S/. 1,385.4 millones en comparación con S/. 963.3 millones al 31 de marzo de 2008, lo que equivale a un incremento de S/. 422.1 millones. Este aumento está explicado, principalmente, por un crecimiento del inventario, equipo de alquiler y cuentas por cobrar a clientes (ver comentarios al respecto en la página 1, sección "Resultado del Trimestre).

La conformación de las obligaciones de la empresa al 31 de marzo del 2009 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de marzo de 2009 es de 1.48, superior al ratio corriente de 1.39 al 31 de marzo de 2008.

El ratio de endeudamiento financiero al 31 de marzo de 2009 es 2.10 en comparación con 1.17 al 31 de marzo de 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31 de marzo de 2009 es 2.54 en comparación con 1.93 al 31 de marzo del 2008.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1901

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2009	%	Acumulado al 31-3-2008	%	Variación %
Ventas Netas	487,394	100.0	514,076	100.0	-5.2
Costo de Ventas	(360,319)	-73.9	(427,925)	-83.2	-15.8
Utilidad en ventas	**127,075**	26.1	**86,151**	16.8	**47.5**
Gastos de Venta y Administración	(64,512)	-13.2	(56,401)	-11.0	14.4
Otros Ingresos (Egresos), neto	2,275	0.5	810	0.2	181.0
Utilidad en operaciones	**64,838**	13.3	**30,560**	5.9	**112.2**
Ingresos Financieros	5,902	1.2	7,410	1.4	-20.3
Diferencia en cambio	(4,584)	-0.9	29,750	5.8	-115.4
Gastos Financieros	(21,964)	-4.5	(11,192)	-2.2	96.2
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	3,748	0.8	5,563	1.1	-32.6
Utilidad antes de Participaciones e Impuesto a la Renta	**47,940**	9.8	**62,091**	12.1	**-22.8**
Participaciones	(3,991)	-0.8	(4,676)	-0.9	-14.6
Utilidad antes de Impuesto a la Renta	**43,949**	9.0	**57,415**	11.2	**-23.5**
Impuesto a la Renta	(13,777)	-2.8	(16,131)	-3.1	-14.6
Utilidad neta	**30,172**	6.2	**41,284**	8.0	**-26.9**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	31-Mar-09	31-Mar-08	Variación %
Caja y bancos	50,452	61,718	-18.3
Cuentas por cobrar comerciales	380,921	350,112	8.8
Inventarios	837,242	478,518	75.0
Cuentas por cobrar vinculadas	20,886	15,686	33.2
Otras cuentas por cobrar	13,233	6,119	116.3
Gastos pagados por anticipado	1,735	2,336	-25.7
Activo Corriente	**1,304,469**	**914,489**	42.6
Cuentas por cobrar comerciales a largo plazo	43,478	42,939	1.3
Equipo de alquiler	257,591	210,251	22.5
Otros activos fijos	337,024	329,326	2.3
	594,615	539,577	10.2
Depreciación acumulada	(219,454)	(182,287)	20.4
Inmueble, maquinaria y equipo, neto	375,161	357,290	5.0
Inversiones	183,536	143,494	27.9
Otros activos no corrientes	29,472	16,507	78.5
Activo no Corriente	**631,647**	**560,230**	12.7
Total Activo	**1,936,116**	**1,474,719**	31.3
Deuda de corto plazo	82,651	88,292	-6.4
Otros pasivos corrientes	796,503	569,778	39.8
Pasivo corriente	**879,154**	**658,070**	33.6
Deuda de largo plazo	506,280	305,248	65.9
Total Pasivo	**1,385,434**	**963,318**	43.8
Ganancias diferidas	4,342	12,614	-65.6
Patrimonio	**546,340**	**498,787**	9.5
Total Pasivo y Patrimonio	**1,936,116**	**1,474,719**	31.3
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	13,947	8,910	
UAIDA	**88,436**	**52,444**	68.6
Ratios Financieros			
Ratio corriente	1.48	1.39	
Ratio Endeudamiento Financiero	2.10	1.17	
Ratio Endeudamiento Total	2.54	1.93	
Valor contable por acción	1.29	1.17	

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10916

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones
(En miles de nuevos soles)

	Acumulado al 31-3-2009	%	Acumulado al 31-3-2008	%	Variación %
Caterpillar:					
Gran minería	98,789	20.3	79,656	15.5	24.0
Otros	105,389	21.6	195,159	38.0	-46.0
	204,178	41.9	274,815	53.5	-25.7
Equipos agrícolas	21,038	4.3	10,042	2.0	109.5
Automotriz	39,479	8.1	47,795	9.3	-17.4
Unidades usadas	5,619	1.2	13,620	2.6	-58.7
	270,315	55.5	346,272	67.4	-21.9
Repuestos y servicios	202,444	41.5	160,818	31.3	25.9
Alquileres	14,636	3.0	6,986	1.4	109.5
Total	487,394	100.0	514,076	100.0	-5.2

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2009
Minería	60.0%
Construccion	12.9%
Gobierno	5.1%
Transporte	4.5%
Servicio para equipos	4.0%
Agricultura	3.6%
Comercio y Servicios	2.6%
Pesca	2.2%
Industria	1.1%
Hidrocarburos	0.8%
Otros	3.4%
Total	100.0%

CPC. BERNARDO CHAUCA
Contador General - Mat.

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 31 de marzo del 2009
(En miles de US dólares)

	Total	Pasivo corriente	Pasivo a largo plazo	
			Parte corriente	Largo plazo
Bancos	122,905	102,300	5,312	15,293
Inst. Financ. del exterior	70,110	62,999		7,111
Proveedores:				
Facturas por pagar Caterpillar	8,259	8,259		
Letras por pagar Caterpillar	26,573	26,573		
Otros	12,832	12,832		
Bonos corporativos	89,375		2,500	86,875
Caterpillar Financial Services	69,221		18,335	50,885
Otros pasivos	39,015	39,015		
Total	438,290	251,978	26,147	160,164

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Balance General
Al 31 de Marzo del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

Codigo		Notas	Al 31 de Marzo 2009	Al 31 de Diciembre 2008
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		50,452	65,876
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)		380,921	319,654
1D0104	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		20,886	14,697
1D0105	Otras Cuentas por Cobrar (neto)		13,233	19,125
1D0106	Existencias (neto)		837,242	820,642
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Contratados por Anticipado		1,735	661
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**1,304,469**	**1,240,655**
	Activo No Corriente			
1D0217	Inversiones Financieras		**183,536**	**179,271**
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		180,688	176,422
1D0218	Otras Inversiones Financieras		2,848	2,849
1D0201	Cuentas por Cobrar Comerciales		43,478	49,891
1D0202	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)		375,161	382,833
1D0206	Activos Intangibles (neto)		5,375	4,751
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		24,097	20,533
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**631,647**	**637,279**
1D020T	**TOTAL ACTIVO**		**1,936,116**	**1,877,934**

	Notas	Al 31 de Marzo 2009	Al 31 de Diciembre 2008	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		582	348	1D0306
Obligaciones Financieras		605,161	579,430	1D0309
Cuentas por Pagar Comerciales		150,667	188,448	1D0302
Otras Cuentas por Pagar a Partes Relacionadas		2,787	6,413	1D0303
Impuesto a la Renta y Participaciones Corrientes		4,038	11,431	1D0311
Otras Cuentas por Pagar		115,919	81,623	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**879,154**	**867,693**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		506,280	466,492	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		4,342	6,237	1D0403
Total Pasivo No Corriente		**510,622**	**472,729**	1D04ST
Total Pasivo		**1,389,776**	**1,340,422**	1D040T
Patrimonio Neto				
Capital		467,190	415,449	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		(113)	(113)	1D0702
Resultados no Realizados		9,286	9,970	1D0708
Reservas Legales		39,805	31,761	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados		30,172	80,445	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**546,340**	**537,512**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		1,936,116	1,877,934	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUGA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2009	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2008
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)		489,025	514,048	489,025	514,048
2D0102	Otros Ingresos Operacionales		104	119	104	119
2D01ST	**Total de Ingresos Brutos**		489,129	514,167	489,129	514,167
2D0201	Costo de Ventas (Operacionales)		(362,054)	(428,016)	(362,054)	(428,016)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		(362,054)	(428,016)	(362,054)	(428,016)
2D02ST	***Utilidad Bruta***		127,075	86,151	127,075	86,151
2D0302	Gastos de Ventas		(40,911)	(35,557)	(40,911)	(35,557)
2D0301	Gastos de Administración		(23,601)	(20,844)	(23,601)	(20,844)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		2,275	810	2,275	810
2D0404	Otros Gastos		0	0	0	0
2D03ST	**Utilidad Operativa**		64,838	30,560	64,838	30,560
2D0401	Ingresos Financieros		5,902	37,160	5,902	37,160
2D0402	Gastos Financieros		(26,548)	(11,192)	(26,548)	(11,192)
2D0406	*Participación en los Resultados de Partes Relacionadas por el Método de Participación*		3,748	5,563	3,748	5,563
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		47,940	62,091	47,940	62,091
2D0501	Participación de los trabajadores		(3,991)	(4,676)	(3,991)	(4,676)
2D0502	Impuesto a la Renta		(13,777)	(16,131)	(13,777)	(16,131)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		30,172	41,284	30,172	41,284
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	***Utilidad (Perdida) Neta del Ejercicio***		30,172	41,284	30,172	41,284
	Utilidad (Pérdida) por Acción					
2D0901	Utilidad (Pérdida) Básica por Acción Común		0.071	0.097	0.071	0.097
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2009 al 31 de Marzo de 2009	Del 1 de Enero de 2008 al 31 de Marzo de 2008
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		510,116	503,196
3D0110	Honorarios y Comisiones		0	0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		4,504	2,390
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		4,813	6,727
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(496,872)	(452,417)
3D0105	Remuneraciones y Beneficios Sociales		(58,585)	(48,386)
3D0106	Tributos		(23,339)	(31,764)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(4,999)	(1,068)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**(64,362)**	**(21,322)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		12,603	431
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		0	86
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(1,744)	0
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(2,869)	(10,641)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(1,596)	(1,404)
3D0207	Compra y desarrollo de Activos Intangibles		(665)	(167)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**5,729**	**(11,695)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		233	(172)
3D0308	Emisión y aceptación de Obligaciones Financieras		196,626	275,686
3D0301	Emisión de Acciones o Nuevos Aportes		0	0
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(131,106)	(197,561)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(22,544)	(11,400)
3D0305	Dividendos Pagados		0	0
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	***Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de* Financiación**		**43,209**	**66,553**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**(15,424)**	**33,536**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		65,876	28,182
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**50,452**	**61,718**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 31 de Marzo del año 2009 y 2008

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2009 al 31 de Marzo de 2009	Del 1 de Enero de 2008 al 31 de Marzo de 2008
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		30,172	41,284
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		1,432	1,061
3D0610	Desvalorización de Existencias		702	2,326
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		13,904	8,881
3D0614	Amortización de Activos Intangibles		43	29
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		17,543	17,559
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		21,964	11,192
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0608	Otros		561	0
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(2,310)	(313)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(3,748)	(5,563)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		(1,048)	831
3D0711	Otros		(452)	(743)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(56,286)	(108,399)
3D0802	(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		(6,189)	(1,086)
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		5,892	3,291
3D0804	(Aumento) Disminución en Existencias		(21,141)	(21,807)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Contratados por Anticipado		(1,074)	(1,546)
3D0818	(Aumento) Disminución de Otros Activos		(623)	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		(37,782)	50,725
3D0807	Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		(3,627)	4,433
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		(7,393)	(8,351)
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(14,902)	(15,126)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(64,362)	(21,322)

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101	**Saldos al 1ero. de enero de 2008**	335,749	0	0	15,937	19,056	0	127,051	0	**497,793**
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	41,284	0	**41,284**
4D0119	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**41,284**	**0**	**41,284**
4D0102	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
4D0104	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	**(40,290)**
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0114	14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0109	15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	**0**
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,752)	12,705	0	(6,953)	0	**0**
4D01ST	**Saldos al 31 de Marzo de 2008**	**415,557**	**0**	**0**	**10,185**	**31,761**	**0**	**41,284**	**0**	**498,787**
4D0201	**Saldos al 1ero. de enero de 2009**	415,449	0	(113)	9,970	31,761	0	80,445	0	**537,512**
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	30,172	0	**30,172**
4D0219	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**30,172**	**0**	**30,172**
4D0202	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	**0**
4D0204	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,773)	0	**(20,773)**
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0214	14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0209	15. Capitalización de partidas patrimoniales	51,741	0	0	(113)		0	(51,628)	0	**0**
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(571)	8,044	0	(8,044)	0	**(571)**
4D02ST	**Saldos al 31 de Marzo de 2009**	**467,190**	**0**	**(113)**	**9,286**	**39,805**	**0**	**30,172**	**0**	**546,340**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

NOTAS A LOS ESTADOS FINANCIEROS

Al 31 de marzo del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	31-03-09		31-12-08	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	419,536	48,407	357,641	56,385
Intereses diferidos	(11,849)	(4,928)	(12,143)	(6,494)
Provisión para cuentas de cobranza dudosa	(26,767)	-	(25,844)	-
	380,921	43,478	319,654	49,891

3) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

	31-03-09	31-12-08
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	6,237	1,956
Orvisa Sociedad Anónima	1,944	1,802
Dépositos EFE Sociedad Anónima	69	504
Fiansa Sociedad Anónima	25	117
Cresko Sociedad Anónima	19	18
Megacaucho & Representaciones S.A.C.	11	46
Motorindustria Sociedad Anónima	7	-
	8,312	4,443
Diversas :		
Domingo Rodas Sociedad Anónima	10,861	5,487
Dépositos EFE Sociedad Anónima	1,055	431
Orvisa Sociedad Anónima	444	1,259
Megacaucho & Representaciones S.A.C.	203	1,078
Unimaq Sociedad Anónima	11	411
Cresko Sociedad Anónima	-	1,587
	12,574	10,254
	20,886	**14,697**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

	31-03-09 S/.000	31-12-08 S/.000
Por pagar vencimiento corriente		
Comerciales:		
Fiansa Sociedad Anónima	788	248
Orvisa Sociedad Anónima	549	818
Unimaq Sociedad Anónima	306	3,192
Dépositos EFE Sociedad Anónima	110	67
Megacaucho & Representaciones S.A.C.	79	286
Motorindustria Sociedad Anónima	8	9
	1,839	4,620
Diversas :		
Motorindustria Sociedad Anónima	948	941
Orvisa Sociedad Anónima	-	810
Cresko Sociedad Anónima	-	42
	948	1,793
	2,787	**6,413**

4) EXISTENCIAS

Este rubro comprende:

	31-03-09 S/.000	31-12-08 S/.000
Máquinas, motores y automotores	555,681	447,327
Repuestos	127,035	128,640
Servicios de taller en proceso	33,103	37,550
Existencias por recibir	126,228	211,850
	842,047	825,367
Provisión para desvalorización de existencias	(4,805)	(4,725)
	837,242	820,642

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	31-03-09 S/.000	31-03-08 S/.000
Saldo inicial	4,725	10,917
Adiciones del período	702	2,326
Transferencias a activo fijo	(169)	388
Aplicaciones por ventas	(453)	(5,688)
Saldo final	4,805	7,943

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	52,005	0	(9,508)		42,497
Edificios y otras construcciones	100,954	51		1,218	102,222
Instalaciones	4,483	159			4,642
Maquinaria y equipo	134,730	1,656	-1,721	4	134,668
Maquinaria y equipo, flota de	0				0
alquiler	247,782	4,291		5,518	257,591
Unidades de transporte	4,415	43		0	4,458
Muebles y enseres	44,916	960	(9)	(10)	45,857
Trabajos en curso	4,506	1,595	(610)	(1,218)	4,274
	593,789	8,755	(11,848)	5,512	596,209
Depreciación acumulada -					
Edificios y otras construcciones	31,890	760	0		32,650
Instalaciones	3,424	64			3,488
Maquinaria y equipo	95,076	2,503	(1,555)	(27)	95,997
Maquinaria y equipo, flota de alquiler	44,770	9,719		(2,393)	52,097
Unidades de transporte	3,800	50	0		3,850
Muebles y enseres	30,569	808	0	(6)	31,372
	209,530	13,904	(1,555)	(2,426)	219,454
Provisión para desvalorización	1,425			169	1,594
Costo neto	382,833				375,161

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 15815

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	4,375	13,829	2,500	7,903	1,875	5,927
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	47,415			15,000	47,415
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	47,415			15,000	47,415
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	31,610			10,000	31,610
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	47,415			15,000	47,415
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	23,708			7,500	23,708
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	33,191			10,500	33,191
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	37,932			12,000	37,932
TOTALES			89,375	282,515	2,500	7,903	86,875	274,612

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/. 4.5 millones.

Las redención de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2009	625	1,976
Cuarta emisión, Serie B, del primer programa	Febrero del 2009	10,000	31,610
TOTALES		10,625	33,586

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

	2009 Equipos pesados, repuestos y servicios	2009 Automotores, repuestos y servicios	2009 Alquiler de equipos	2009 Equipos agrícolas, repuestos y servicios	2009 Total	2008 Equipos pesados, repuestos y servicios	2008 Automotores, repuestos y servicios	2008 Alquiler de equipos	2008 Equipos agrícolas, repuestos y servicios	2008 Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	400,745	47,524	17,674	23,082	489,025	434,472	54,526	13,101	11,950	514,048
Utilidad de operación	52,943	5,349	4,941	1,605	64,838	22,133	4,032	2,972	1,424	30,560
Principales activos: Cuentas por Cobrar	328,676	67,267	7,188	21,268	424,399	331,405	17,790	11,399	32,457	393,051
Existencias	684,257	114,759	11,524	26,702	837,242	418,073	42,011	6,071	12,363	478,518
Activos fijos	185,554	6,704	179,254	3,648	375,161	182,747	6,885	164,013	3,646	357,290

8) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 424'816,167 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas.

9) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.4 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.1 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.2 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 1.2 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 13915

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.5 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.7 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de marzo del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de marzo del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 26.3 millones y US $ 14.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.3 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

		Trimestres terminados el:	
		31-03-09	**31-03-08**
Utilidad neta	S/.	30,171,744	41,283,974
Promedio ponderado de acciones comunes en circulación		424,717,778	424,717,778
Utilidad básica por acción	S/.	0.071	0.097

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

El promedio ponderado de acciones en circulación no incluye acciones recompradas por la compañía.

11) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:	
	31-03-09	**31-03-08**
	S/.000	S/.000
Ventas netas	8,387	10,722
Utilidad en ventas	1,294	717

12) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	31-03-09 S/. 000	31-03-08 S/. 000
Venta de bienes :		
Unimaq Sociedad Anónima	5,248	5,198
Orvisa Sociedad Anónima	2,940	5,376
Mega Caucho & Representaciones S.A.C	33	0
Cresko Sociedad Anónima	17	2
Otras	5	4
	8,243	10,580
Venta de servicios :	145	107
	8,388	**10,687**

	31-03-09 S/. 000	31-03-08 S/. 000
Compras de bienes :		
Unimaq Sociedad Anónima	1,588	7,622
Mega Caucho & Representaciones S.A.C	1,501	708
Orvisa Sociedad Anónima	1,250	141
Fiansa Sociedad Anónima	841	1,943
Otras	48	35
	5,228	10,449
Compra de servicios :		
Orvisa Sociedad Anónima	986	41
Fiansa Sociedad Anónima	314	81
Depósitos Efe Sociedad Anónima	171	54
Unimaq Sociedad Anónima	142	0
Otras	70	33
	1,683	209
	6,911	**10,658**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

13) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General

	31-03-09	31-03-08
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	16,064	46,348
Transferencias de inmuebles, maquinarias y equipo a existencias	8,126	15,315

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915